Board of Director
Power of the Dream Ventures, Inc.

Dear Board Members,

Effective immediately I hereby resign my position as Vice President of Power of the Dream Ventures, Inc. My resignation is not because of any disagreement with the company. After five years as VP my personal life needs looking after and I cannot devote sufficient time to this task while at the company.

I wish Power of the Dream Ventures much continued success.

Dated: February 10, 2012

/s/ Daniel Kun
Daniel Kun
Vice President
Power of the Dream Ventures, Inc.